

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 10, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of PTK ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of Common Stock, and one Warrant to acquire one half (1/2) of one share of Common Stock

- Common Stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one half (1/2) of a share of Common Stock at an exercise price of $11.50

Sincerely,

An Intercontinental Exchange Company